

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2012

Via Facsimile
Danielle Joan Borrie
Infantly Available, Inc.
100 Adriana Louise Drive
Woodbridge, Ontario
Canada, L4H 1P7

> **Re: Infantly Available, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 10, 2012**
> **File No. 333-178788**

Dear Ms. Borrie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Act of 2012 ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

- Describe how and when a company may lose emerging growth company status;

- A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- Your election under Section 107(b) of the Act:

> o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or
>
> o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Prospectus Cover Page

2.   We note your response to comment 2 in our letter dated January 23, 2012. Please relocate the disclosure provided as a response to our comment to the cover page of your prospectus. Please confirm that the information required by Item 501(b) of Regulation S-K will fit on a single printed page.

Prospectus Summary, page 6

3.   We reissue comment 2 in our letter dated January 23, 2012. Please provide the address and phone number of your principal executive offices, as required by Item 503(b) of Regulation S-K. The address and phone number you have provided is that of your agent for service, and is inconsistent with the disclosure on the registration statement cover page, which provides a different address and phone number for your principal executive offices. Please reconcile.

Risk Factors, page 11

4.   We note your response to comment 10 in our letter dated January 23, 2012 and your revised disclosure on page 20. Since you may be unable to perform a comprehensive study on the legal and regulatory requirements of a company within your industry, please add a risk factor discussing the risk that you may be unaware of or unable to comply with governmental regulations.

Use of Proceeds, page 17

5.   We reissue comment 8 in our letter dated January 23, 2012. We continue to note the statements on page 19 that "the above figures represent only estimated costs" and "all the expenses shown above are estimates only. The actual costs may differ from the above estimated values." The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7

to Item 504 of Regulation S-K. Please revise to provide more specificity regarding the changes in the use of proceeds or remove the above language.

Business, page 31

6.   We note your response to comment 1 in our letter dated January 23, 2012 and we reissue the comment. Please revise to provide the basis for your factual assertions.

7.   We note your response to comment 11 in our letter dated January 23, 2012 and your disclosure on page 29 that you intend to negotiate a commission based on the sales with designers. Since your precise business model remains unclear, we reissue our prior comment. In responding, please clarify your intended relationship with designers. Address whether you intend to license various clothing designs from designers and produce the clothing yourself or whether you intend to purchase finished clothing for resale under your own label. See Items 101(h)(4)(i) and (ii) of Regulation S-K.

8.   We reissue comment 14 in our letter dated January 23, 2012. Please provide the disclosure required by Item 101(h)(4)(iv) of Regulation S-K regarding competition.

Directors and Executive Officers, page 65

9.   We note your disclosure on page 66 that Ms. Borrie is expected to hold her office/position at least until the next annual meeting of shareholders. Since Ms. Borrie will beneficially own roughly 70% of the shares or more at the completion of this offering, please revise your disclosure to clarify, if true, that due to Ms. Borrie's control over the majority of your shares outstanding, it is unlikely that you will hold annual meetings and that Ms. Borrie will select your directors and members of management.

Certain Relationships and Related Transactions, page 70

10.   Please provide disclosure in this section regarding the amount due to a related party as reflected in the financial statements for the period ended February 29, 2012.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director